Exhibit 21.1
Subsidiaries of the Registrant
As of February 21, 2023, the following entities are wholly owned direct or indirect subsidiaries of Robinhood Markets, Inc.

Name of Subsidiary	State/Country of Organization
Nottinghood Technologies India Private Limited	India
RHX, LLC	Delaware
Robinhood Asset Management, LLC	Delaware
Robinhood Crypto, LLC	Delaware
Robinhood Derivatives, LLC	Delaware
Robinhood Europe B.V.	Netherlands
Robinhood Financial LLC	Delaware
Robinhood International, Inc.	Delaware
Robinhood Money, LLC	Delaware
Robinhood Non-Custodial Ltd.	Cayman Islands
Robinhood Securities, LLC	Delaware
Robinhood U.K. Ltd	United Kingdom
Say Technologies LLC	Delaware
Sherwood Media, LLC	Delaware
Sherwood Netherlands B.V.	Netherlands
Sherwood Netherlands II B.V.	Netherlands
Sherwood Reinsurance Company, Inc.	Hawaii
SRC All Other Cell, LLC	Hawaii
SRC D&O Cell, LLC	Hawaii